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GAMCO Investors, Inc.

DICTATED BUT NOT READ

January 27, 2011

Ms. Colleen B. Brown
President & CEO
Fisher Communications, Inc.
140 4th Ave N - Suite 400
Seattle, WA 98109

Dear Colleen:

It's 2:20 pm and I've read the material but need to run to meetings in Manhattan. I will need extra time because of snow.

It sounds like they are going to push you to make a decision on spinning off the real estate.

Since our clients own 25% we will be an important element in determining who to vote for.

As we discussed several weeks ago, we are very uncomfortable by the existing board's decision not to surface the proposal that you received in mid-December.

Let me echo my comments at that time - the shareholders of Fisher might have preferred that you issue a statement saying you received a proposal that had many issues with it and Fisher had reservations about its ultimate success but you are releasing this proposal on the premise that the market and shareholders are better informed by knowing all dynamics.

To make sure that we all can handle the dynamics that are likely to unfold, Barry Lucas - whom I asked had he seen this press release this morning - thought Gabelli & Company Inc., our institutional services firm, might do something similar to what they did in the proxy dynamics associated with Hercules, and Media General.

As an aside, Barry was not around when we started this process over a proxy fight between Asher Edelman and George Lindemann and Centel in the mid 80's.

If this is agreeable with you, we will contact both parties as we get closer to proxy contest and setup an appropriate time and place so that Gabelli and Company Inc. can invite holders including ourselves to listen into the dialogue.

Sincerely,

Mario J. Gabelli

MJG:ms